SUB-ITEM 77Q2: Exhibits
                           TRI-CONTINENTAL CORPORATION


         Section 16(a) Beneficial Ownership Reporting

During the fiscal year ended December 31, 2005, one transaction in the registrant's Common Stock by David F. Stein (Vice Chairman of J. & W. Seligman & Co. Incorporated, the registrant's investment manager), two transactions in the registrant's Common Stock by Frank J. Nasta (the Secretary of the registrant)and four transactions in the registrant's Common Stock by Michael F. McGarry (a Vice President and Co-Portfolio Manager of the registrant) were not reported within two business days as required. The necessary filings for each Stockholder were subsequently made.